Exhibit 99.29

Alicia Edwards
Account Manager, Client Services
Telephone: 416.361.0930 ext.248
aedwards@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

June 8, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

NWT Uranium Corp.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on June 5, 2009.

1.

Proxy

2.

President's Letter

3.

Supplemental Mailing Request Form

4.

Notice of Annual and Special Meeting of Shareholders and Management Information Circular

5.

Consolidated Financial Statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 which includes Management's Discussion and Analysis for the year ended December 31, 2008

6.

Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per:

Alicia Edwards
Account Manager, Client Services

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152    F:416.361.0470    www.equitytransfer.com